

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: **Everest Re Group, Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2009
        File No. 001-15731

Dear Mr. Taranto:

     We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Joel Parker
                          Accounting Branch Chief